[Chapman and Cutler LLP Letterhead]

October 10, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Williamson:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2018 (the “Registration Statement”). The Registration Statement relates to the Amplify BlackSwan Growth & Treasury Core ETF (the “Fund”), a series of the Trust. The Fund filed an amended registration statement incorporating responses to certain of the Commission’s comments on October 2, 2018 (the “Amended Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Amended Registration Statement. The Fund has attached a revised prospectus incorporating all of the Commission’s comments as Exhibit A.

Comment 1 – Exemptive Relief

In correspondence, please state upon which exemptive order the Fund intends to rely and how the Fund complies with the statements and representatives made therein. The Commission notes that the notice of an application for exemptive relief relating to the Trust’s issuance of index-based ETFs (Investment Company Act Release No. 31764; File No. 812-14424) contains the following representation:

… future funds will track a specified index comprised solely of domestic or foreign equities and/or fixed income securities.

The Commission notes that the Index includes options. Please explain how the Index complies with the Fund’s exemptive relief.

Additionally, please explain how the Fund’s intent to effectuate creations and redemptions for cash, rather than in-kind securities, is consistent with paragraphs 15 and 16 in the aforementioned notice.

Response to Comment 1

As an index-tracking ETF, the Fund intends to rely on the exemptive order granted by the Commission to the Trust on September 14, 2015 (Release No. 31822) (the “Order”), which was based upon the statements and representations set forth in Amendment No. 1 to the Trust’s application for exemptive relief dated June 30, 2015 (the “Application”). The Fund may invest in the components of the Index in reliance on the Order based upon existing Commission precedent in such instances. The Fund confirmed this interpretation pursuant to a conversation with the Commission’s Chief Counsel’s Office that took place on August 17, 2018.

Options on indexes are “securities” pursuant to Section 2(a)(36) of the 1940 Act. The Commission has permitted the operation and listing of ETFs based on indexes of options pursuant to ETF exemptive orders with wording similar to the Fund’s order. For example, the following ETFs are based on indexes that include options any rely upon ETF exemptive orders similar to the Fund’s: WisdomTree CBOE Russell 2000 PutWrite Strategy Fund, WisdomTree CBOE S&P 500 PutWrite Strategy Fund, Horizons S&P 500 Covered Call ETF, ALPS U.S. Equity High Volatility Put Write Index Fund (which ceased trading on June 23, 2017 and was subsequently liquidated) and Horizons S&P Financial Select Sector Covered Call ETF (which ceased trading on March 20, 2015 and was subsequently liquidated). Based upon this precedent and an August 17, 2018 phone conversation with representatives of the Chief Counsel’s Office regarding the Order and Application, the Fund respectfully asserts that it may track the Index pursuant to the terms of the Order.

Regarding the Fund’s ability to effect creations and redemptions in cash rather than in-kind, the Fund may do so pursuant to the statements and representations set forth on page 19 of the Application, a relevant portion of which is reproduced below, with which the Fund will comply:

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: . . .

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash.

Comment 2 – General

Prior to the effectiveness of the Registration Agreement, please provide the Commission with the Index methodology and a model portfolio. Please also file the license agreement as an exhibit to the Registration Statement.

Response to Comment 2

Pursuant to the Commission’s request, the Fund represents that it will provide the Commission with the Index methodology and a model portfolio. Additionally, the Fund represents that it will file the sub-license agreement between the Fund and the Adviser as an exhibit to the Registration Statement.

Comment 3 – General

The Commission has the following comments regarding the Index Provider and the Index:

i)	The Commission notes that the Index Provider is a registered investment adviser that offers a “black swan portfolio” to accredited investors in separate accounts and that a publicly available fact sheet for the portfolio presents fictional back-tested performance for the strategy. The Commission also notes that this is not the first time that the Trust has engaged with an index provider that maintains a website with back-tested performance that may be problematic under the Commission’s rules. Please explain how the Fund, and more specifically the Fund’s Chief Compliance Officer and the Fund’s Board of Trustees, considered the public availability of the back-tested performance when deciding to launch this product. Please explain the procedures that the Fund has taken or will take to ensure that public investors are not mislead under the circumstances.

ii)	Please also explain why the Fund believes that the Fund is appropriately characterized as an index product. In this respect, ARGI provides the same product to its clients as part of its advisory business.

iii)	Please explain the legal basis for believing that the Index is a bona fide index fitting within the “publisher’s exemption” from adviser registration and not simply a conduit for ARGI to offer its advisory services in a new channel. In responding, please provide the material economic terms of all agreements between ARGI, the Fund and its Adviser. Please also cite appropriate legal authority for the Fund’s conclusions that ARGI is not acting as an investment adviser to the Fund.

Response to Comment 3

i)	ARGI Investment Services, LLC has been appointed as a sub-adviser to the Fund and no longer will serve as index provider. S-Network Global Indexes, Inc. (“S-Network”) will serve as index provider to the Fund. S-Network is not affiliated with the Fund, Amplify Investments LLC or either Sub-Adviser. Additionally, ARGI has represented that it will remove from public view the website containing performance information prior to the launch of the Fund.

ii)	The Fund is appropriately characterized as an index product. The Commission, on its website, defines “index funds” as follows:

“…a type of mutual fund or unit investment trust (UIT) whose investment objective typically is to achieve approximately the same return as a particular market index…”1

As set forth in the Registration Statement, the Fund’s objective is to seek investment results that generally correspond (before fees and expenses) to the price and yield of the Index. Consequently, the Fund is unambiguously appropriately categorized as an index product. As a sub-adviser to the Fund, the Fund is not aware of any rule or interpretation that prohibits ARGI from providing a similar product to its clients as part of its advisory business.

iii)	Index providers have long relied on the “publisher’s exclusion” set forth in Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which excludes from the definition of “investment adviser,” the publishers of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation. In Lowe v. SEC, 472 U.S. 181 (1985), the Supreme Court interpreted this “publisher’s exclusion” to include publications that offer impersonal investment advice to the general public on a regular basis. In this case, the Supreme Court set forth the standard that must be met in order to qualify for the exclusion. The Court held that to qualify for the exclusion, a publication must be: (1) of a general and impersonal nature, in that the advice provided is not attuned to any specific portfolio or any client’s particular needs; (2) bona fide or genuine; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The Fund believes that the Index and the Index Provider comply with all of these standards, and, as such, the Index Provider qualifies for the “publisher’s exemption” and is therefore exempt from registration as an investment adviser.

Pursuant to an index license agreement between the Index Provider and the Adviser, the Index has been licensed for use for certain purposes by the Adviser. The Fund is entitled to use the Index pursuant to a sub-licensing agreement with the Adviser. ARGI has been appointed as a sub-adviser to the Fund. ARGI receives a sub-advisory fee based upon the Fund’s average daily net assets. The Adviser is responsible for paying the entire amount of the sub-advisory fee.

Comment 4 – Fees and Expenses

Please provide a completed fee table and expense example prior to the effectiveness of the Registration Statement.

[1]	https://www.sec.gov/fast-answers/answersindexfhtm.html

Response to Comment 4

Pursuant to the Commission’s request, the Fund provided a completed fee table and expense example in the Amended Registration Statement.

Comment 5 – Fund Name

The Commission notes that the Fund’s name contains “Treasury,” which implicates Rule 35d-1 of the 1940 Act (the “Names Rule”). As such, please confirm that the Fund has a Names Rule compliant policy with respect to this term.

Please also note that pursuant to Rule 2a-7(b)(1) of the 1940 Act that it would be an untrue statement of a material fact within the meaning of Section 34(b) of the 1940 Act for a registered investment company, in any registration statement, application, report, record or other documents filed or transmitted pursuant to the 1940 Act, to hold itself out to investors as a money market fund, or the equivalent of a money market fund, unless the registered investment company complies with the requirements of Rule 2a-7. The Commission asks that the Fund confirm its compliance with this requirement and inform the Staff how the Fund intends to avoid investor confusion in this matter.

Response to Comment 5

Pursuant to the Commission’s request, the Fund confirms that it has a policy in place to invest at least 80% of its assets in U.S. Treasury securities. However, the Fund is not a money market fund. To avoid investor confusion the Fund has included an unambiguous statement to that effect on the cover the Fund’s prospectus and in the section of the Fund’s prospectus entitled “Principal Investment Strategies,” as set forth in the Amended Registration Statement.

Comment 6 – Principal Investment Strategies

The Commission notes that the Index seeks to provide investment returns that correspond to the S&P 500 Index while mitigating against significant losses. It appears that when markets increase, the LEAP Options comprising the Index will, at best, provide exposure to 70% of that increase, and that any increases will be partially offset by the costs of rolling over the LEAP Options positions as well as any Fund fees and expenses. In addition, the Fund’s U.S. Treasury securities portfolio duration risk is based on 10 years at a time when many commenters expect interest rate increases. As a result, investors may experience losses, albeit not significant losses. Please revise the disclosure to clarify how closely the Fund expects to correspond to the S&P 500 Index and the circumstances under which shareholders may experience losses or underperformance. Please update risk disclosures as necessary.

Response to Comment 6

The Fund acknowledges that over a short-term time horizon of one year, the Index provides actual exposure to 70% of the upside of the S&P 500 Index. However, over a longer time horizon, this diversion in returns is lessened and returns can be expected to more closely track those of the S&P 500 Index as the likelihood of experiencing “tail risk” losses is significantly reduced. The strategy utilized by the Index essentially reduces the effect of negative compounding. For example, an asset must appreciate in value by 100% to breakeven following a 50% loss in value. When losses are limited to 10%, much less appreciation is required to recoup losses.

Nonetheless, the Fund acknowledges that the strategy employed by the Index carries a degree of interest rate risk. As the U.S. Treasury portion of the Fund’s portfolio is expected to have a duration that matches the duration of the U.S. 10-Year Treasury Note, the Fund is subject to the possibility that a rise in interest rates will coincide with a decline in the equities market. In such a situation, the Fund could experience losses that exceed that of the call option itself (ie. greater than 10%).

The Index’s rationale for maintaining the duration of the U.S. 10-Year Treasury Note, as opposed to instruments with shorter durations, is the tendency for intermediate-term U.S. Treasury securities to have zero or inverse correlation to stock markets. This potentially creates additional rebalancing return opportunities for the Index.

Comment 7 – Principal Investment Strategies

Please revise the disclosure to clarify the expected notional value of the LEAP Options.

Response to Comment 7

Pursuant to the Commission’s request, the referenced disclosure has been removed.

Comment 8 – Principal Risks

Please revise “Derivatives Risk” so that it is tailored to address the principal risks associated with the principal risks of the derivatives contained within the Index or the derivatives that will be used to track the Index.

Response to Comment 8

The Fund respectfully declines to revise “Derivatives Risk” as it believes that “Options Risk” contains the tailored risk disclosure requested by the Commission.

Comment 9 – Principal Risks

Please confirm that “Extension Risk” is a principal risk of the Fund.

Response to Comment 9

Pursuant to the Commission’s request, the Fund has determined that “Extension Risk” does not constitute a principal risk to the Fund and has been deleted from the disclosure.

Comment 10 – Additional Information About the Fund’s Strategies and Risks

Please clarify what is meant by the Fund’s use of the following statement:

The Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Index.

Response to Comment 10

Pursuant to the Commission’s request, the Fund has revised the referenced disclosure as follows:

The Fund uses an “indexing” investment approach in that it attempts to replicate, before fees and expenses, the performance of the Index.

Comment 11 – Additional Information About the Fund’s Strategies and Risks

Please revise the disclosure set forth in this section to briefly describe the Index, including how it utilizes LEAP Options.

Response to Comment 11

Pursuant to the Commission’s request, the Fund has revised the disclosure accordingly.

Comment 12 – Fund Investments

Please clarify what is meant by the statement set forth below and how it is reconciled with the Fund’s status as an index fund.

During the initial invest-up period and during periods of high cash inflows or outflows, if market conditions are not favorable, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash.

Response to Comment 12

Pursuant to the Commission’s request, the referenced disclosure has been removed.

Comment 13 – Additional Information Regarding Fund Risks

The Commission notes the inclusion of “Cash Transactions Risk.” Given the nature of the Fund’s intended portfolio, please explain why the Fund intends to effectuate creations and redemptions for cash instead of in-kind.

Response to Comment 13

The Fund has elected to effectuate creations and redemptions for cash, in accordance with the terms of its exemptive relief, due to operational considerations.

Comment 14 – Index Information

Please confirm whether the Fund pays the Adviser any fees in connection with its sublicensing rights to the Index.

Response to Comment 14

The Fund confirms that it does not pay the Adviser any fees in connection with its sublicensing rights to the Index.

Comment 15 – Index Information

Please revise the following sentence so that it is clear, concise and understandable for retail investors. The potential implications of the reconstitution schedule should also be made clear.

The weighting of U.S. Treasury securities is determined by the option reconstitution schedule.

Please also consider moving “General Description” to Item 9 where investors are likely to expect it to be.

Response to Comment 15

Pursuant to the Commission’s request, the referenced disclosure has been deleted. Additionally, pursuant to the Commission’s request, the disclosure previously set forth in the section entitled “Index Information—General Description” has been moved to Item 9.

Comment 16 – Index Information

The Commission notes the following statement:

The barbell trading portfolio is rebalanced when needed to maintain the initial duration of the 10-Year US Treasury.

Please explain how much trading is necessary to do this. How does the Index Provider design a rule for it? How is this statement consistent with the disclosure regarding about index rebalancing? Please explain as appropriate.

Response to Comment 16

Pursuant to the Commission’s request, the Fund has revised the disclosure set forth in “Additional Information Regarding the Fund’s Strategies and Risks” as set forth on Exhibit A. Additionally, the Index Provider has revised the Index methodology to further clarify how the Index rebalances the U.S. Treasury securities portion of its portfolio.

Comment 17 – Disclaimers

Please confirm that there are no economic arrangements in place that would cast doubt upon the statement that the Fund is not sponsored or promoted by ARGI.

Response to Comment 17

ARGI has been appointed as a sub-adviser to the Fund. The referenced disclosure has been revised to indicate that S-Network Global Indexes, Inc., the Index Provider, does not sponsor or promote the Fund.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion

Dated October 10, 2018

Amplify ETF Trust

Amplify BlackSwan Growth & Treasury Core ETF

(NYSE Arca — SWAN)

PROSPECTUS

_________, 2018

Amplify BlackSwan Growth & Treasury Core ETF (the “Fund”) is a series of Amplify ETF Trust (the “Trust) and an exchange-traded index fund. The Fund is not a money market fund. The Fund lists and principally trades its shares on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

AMPLIFY BLACKSWAN GROWTH & TREASURY CORE ETF

Summary Information

INVESTMENT OBJECTIVE

The Amplify BlackSwan Growth & Treasury Core ETF seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S-Network BlackSwan Core Total Return Index (the “Index”).

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.49%

(1)	Estimated based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$50	$157

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES

The Fund will invest at least 80% of its total assets in the securities that comprise the Index, which will primarily include U.S. Treasury securities and long-dated call options (“LEAP Options”) on the SPDR S&P 500 ETF Trust (“SPY”). The Fund is not a money market fund. The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index. The Fund’s investment sub-advisers, ARGI Investment Services, LLC (“ARGI) and CSAT Investment Advisory, L.P., d/b/a Exponential ETFs (“Exponential,” and with ARGI, the “Sub-Advisers”), manage the investment of the Fund’s assets. The Sub-Advisers seek a correlation of 0.95 or better (before fees and expenses) between the Fund’s performance and the performance of the Index; a figure of 1.00 would represent perfect correlation. The index provider is S-Network Global Indexes, Inc. (“S-Network” or the “Index Provider”). The Index Provider is not affiliated with the Fund, Amplify Investments LLC (the “Adviser”) or either Sub-Adviser.

The Index is a rules-based, quantitative index that seeks to provide capital protection against the unpredictable, rare and highly disruptive events that have come to be referred to as “Black Swans.” The Index’s strategy is designed to allow for some participation in the investment gains experienced by the S&P 500 Index while still providing a buffer against significant losses. The Index seeks to provide such returns by allocating approximately 10% of its index market capitalization to a portfolio of LEAP Options on SPY and approximately 90% of its index market capitalization in a portfolio of U.S. Treasury securities. The SPY LEAP Options provide the exposure to the S&P 500 Index. Due to the terms of these SPY LEAP Options (which are discussed in more detail below), these positions allow the Index to participate in approximately 70% of the upside experienced by SPY over a full market cycle. The U.S. Treasury securities portion of the portfolio is included to help mitigate against significant losses. By allocating approximately 90% of its index market capitalization to U.S. Treasury securities, the Index seeks to create a portfolio buffer that is positioned to preserve capital in the event of a “Black Swan” event. The Index is not designed to provide investment returns that correspond closely with the returns of the S&P 500 Index. The Fund is not an appropriate investment for investors who seek such returns.

The SPY LEAP Options portfolio is composed of in-the-money LEAP Options that, at the time of purchase, have expirations of at least one year and one day in the future and expire in either June or December, as applicable. An “in-the-money” option contract is an option contract with a strike price that is below the current price of the underlying reference asset. For the SPY LEAP Options in which the Fund invests, the reference asset is SPY. The LEAP Options will generally have a delta of 70 at the time of purchase, meaning that for every $1.00 of movement in the share price of SPY, each LEAP Option will have a corresponding movement of $0.70. Therefore, while not subject to a return cap when SPY experiences gains, the Index generally only participates in approximately 70% of the gains experienced by SPY over a full market cycle. When SPY experiences losses, the SPY LEAP Options portfolio participates in approximately 70% of such losses experienced by SPY, but those losses are mitigated by the Index’s approximately 90% position in U.S. Treasury securities.

The U.S. Treasury securities portfolio is composed of U.S. 2-, 3-, 5-, 7-, 10- and 30-Year Treasury securities that cumulatively provide a portfolio duration that matches the initial duration of the U.S. 10-Year Treasury Note. This duration was selected as the Index’s target duration based upon the principle that the return on intermediate-term U.S. Treasury securities tends not to correlate with those of the U.S. equities markets. Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest, based on, among other factors, the weighted average timing of the debt security’s expected principal and interest payments. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a duration of 10 years would be expected to drop by approximately 10% in response to a 1% increase in interest rates.

The Index reconstitutes and rebalances every June and December. At each June reconstitution, the Index liquidates its existing June LEAP Options and purchases LEAP Options that expire the following June. The December LEAP Option positions will remain unchanged at each June reconstitution. At each December reconstitution, the Index liquidates its existing December LEAP Options and purchases LEAP Options that expire the following December. The June LEAP Options positions will remain unchanged at each December reconstitution. So as to maintain the desired allocation of the portfolio, net gains or losses derived from the reconstitutions of the LEAP Options positions are added to or subtracted from the U.S. Treasury securities portfolio at each reconstitution. The Index also rebalances the U.S. Treasury securities portfolio any time the portfolio’s target duration deviates by more than 0.5 years. For more information regarding the Index methodology, please see the section entitled “Additional Information About the Fund’s Strategies and Risks.”

PRINCIPAL RISKS OF INVESTING IN THE FUND

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objective will be achieved.

Active Market Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participant Concentration Risk. Only an authorized participant (as defined in “Purchase and Sales of Shares”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e. on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Below Net Asset Value Risk. The net asset value of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade below (discount), at or above (premium) their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Cash Transactions Risk. The Fund intends to effectuate creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an exchange-traded fund (“ETF”) that effects its creations and redemption for in-kind securities. Because the Fund will effect redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. A sale of Shares may result in capital gains or losses and may also result in higher brokerage costs. Consequently, an investment in the Fund may be less tax-efficient than investments in other ETFs. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to purchasers and redeemers of Shares in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for other ETFs.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the Fund has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Derivatives Risk. The use of derivative instruments, such as options contracts, can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. These risks are heightened when the Fund’s portfolio manager uses derivatives to enhance the Fund’s return or as a substitute for a position or security, rather than to hedge (or offset) the risk of a position or security held by the Fund. The use of derivatives presents risks different from, and greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, management risk and liquidity risk. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives.

Fluctuation of Net Asset Value Risk. The Fund is generally subject to liquidity risk that may affect the market for Shares as compared to the underlying value of the Fund’s investments. The net asset value of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade below, at or above their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Income Risk. The income from debt securities could decline due to falling market interest rates. This is because, in a falling interest rate environment, the Fund generally will have to invest the proceeds from sales of their shares, as well as the proceeds from maturing portfolio securities, or portfolio securities that have been called, in lower-yielding securities.

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of their Index, as published by their Index Provider. There is no assurance that the Index Provider will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology.

Interest Rate Risk. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer term debt securities. Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest, based on, among other factors, the weighted average timing of the debt security’s expected principal and interest payments. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Limitations of Intraday Indicative Value Risk. The Exchange intends to disseminate the approximate per share value of the Fund’s published basket of portfolio securities every 15 seconds (the ‘‘intraday indicative value’’ or ‘‘IIV’’). The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per Share because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the IIV and the market price of the Shares. The Fund, Adviser, Sub-Advisers, and their affiliates, are not involved in, or responsible for, any aspect of the calculation or dissemination of the Fund’s IIV, and the Fund, Adviser, Sub-Advisers, and their affiliates, do not make any warranty as to the accuracy of these calculations.

Liquidity Risk. In the event that trading in the underlying LEAP Options is limited or absent, the value of the Fund’s LEAP Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the LEAP Options. The trading in LEAP Options may be less deep and liquid than the market for certain other securities. In a less liquid market for the LEAP Options, terminating the LEAP Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In such a market, the liquidation of a large number of options may more significantly impact their price.

Loss Mitigation Risk. There is no guarantee that the strategy utilized by the Index will be successful in its attempt to mitigate against significant losses. Although the Fund invests approximately 90% of its net assets in U.S. Treasury securities, in the event that a rise in interest rates coincides with a decline in the U.S. equities market, the Fund may experience losses in excess of 10%.

Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Overall security values could decline generally or could underperform other investments.

New Fund Risk. The Fund currently has fewer assets than larger funds, and like other relatively new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Also, during the initial invest-up period, the Fund may depart from its principal investment strategies and invest a larger amount or all of its assets in cash equivalents, or it may hold cash.

Non-Correlation Risk. The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Index, and may incur costs in buying and selling securities, especially when rebalancing the Fund’s portfolio holdings to reflect changes in the composition of the Index. In addition, the Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index.

Non-Diversification Risk. Because the Fund is non-diversified and can invest a greater portion of its assets in securities of individual issuers than a diversified fund, changes in the market value of a single investment could cause greater fluctuations in Share price than would occur in a diversified fund. This may increase the Fund’s volatility and cause the performance of a relatively small number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund, Adviser and Sub-Advisers seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Options Risk. Investing in options, including LEAP Options, and other instruments with option-type elements may increase the volatility and/or transaction expenses of the Fund. An option may expire without value, resulting in a loss of the Fund’s initial investment and may be less liquid and more volatile than an investment in the underlying securities. The Fund’s ability to close out its position as a purchaser of a call option is dependent, in part, upon the liquidity of the options market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund may also purchase over-the-counter call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed call options. In some instances, over-the-counter call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

Passive Investment Risk. The Fund is not actively managed. The Fund invests in securities included in or representative of its Index regardless of their investment merit. The Fund generally will not attempt to take defensive positions in declining markets.

Tax Risk. Gains or losses on options contracts not qualifying as “Section 1256 contracts” under the Code would be realized upon disposition, lapse or settlement of the positions, and, often, would be treated as short-term gains or losses. If positions held by the Fund were treated as “straddles” for federal income tax purposes, dividends on such positions would not constitute qualified dividend income subject to favorable income tax treatment. Gains or losses on positions in a straddle are subject to special (and generally disadvantageous) tax rules.

Trading Issues Risk. Although the shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders.

U.S. Treasury Securities Risk. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

PERFORMANCE

The Fund’s performance information is only shown in the Fund summary when the Fund has had a full calendar year of operations.

MANAGEMENT OF THE FUND

Investment Adviser. Amplify Investments LLC.

Sub-Advisers. ARGI Investment Services, LLC and CSAT Investment Advisory, L.P. d/b/a Exponential ETFs.

Portfolio Managers. The following individuals serve as portfolio managers to the Fund.

•	Dan Cupkovic, CFP, Director of Investments at ARGI

•	Dr. Indu Chhachhi, Investment Committee Member and Researcher at ARGI

•	Matt Westfall, CFA, Portfolio Manager at ARGI

•	Charles A. Ragauss, CFA, Managing Director at Exponential ETFs

Each portfolio manager is primarily responsible for the day-to-day management of the Fund. Each portfolio manager has served as part of the portfolio management team of the Fund since its inception in 2018.

PURCHASE AND SALE OF SHARES

The Fund issues and redeems Shares at net asset value (“NAV”) only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 50,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests and/or cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may be purchased and sold only on a national securities exchange through brokers. Shares are expected to be listed for trading on the Exchange and because the Shares will trade at market prices rather than NAV, Shares may trade at prices greater than NAV (at a premium), at NAV, or less than NAV (at a discount).

TAX INFORMATION

The Fund’s distributions will generally be taxable as ordinary income or capital gains. A sale of Shares may result in capital gain or loss.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser and Quasar Distributors LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Strategies and Risks

PRINCIPAL INVESTMENT STRATEGIES

The Fund uses an “indexing” investment approach, in that it attempts to replicate, before fees and expenses, the performance of the Index. The Fund’s investment objective is to provide investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of the Index. In seeking to achieve this objective, the Fund will normally invest at least 80% of its net assets (including investment borrowings) in the securities that comprise the Index. The Adviser seeks correlation over time of 0.95 or better between the Fund’s performance and the performance of the Index; a figure of 1.00 would represent perfect correlation. Another means of evaluating the relationship between the returns of the Fund and its Index is to assess the “tracking error” between the two. Tracking error means the variation between the Fund’s annual return and the return of the Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Index’s returns. There is no guarantee that the tracking error will not exceed 5%. The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. The Fund is not a money market fund.

The Fund’s investment objective may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval upon 60 days’ written notice to shareholders. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.

Additional Information about the Index

The S-Network BlackSwan Core Total Return Index (Ticker: SWANX) tracks the performance of a portfolio composed of U.S. Treasury securities and SPY LEAP Options. On each rebalancing date, the Index targets 90% of its index market capitalization in U.S. Treasury securities and 10% targets of its index market capitalization in SPY LEAP Options.

LEAP Options Portfolio. The LEAP Options portfolio is composed of in-the-money LEAP Options that, at the time of purchase, have expirations of at least one year and one day in the future and expire in either June or December, as applicable. Each LEAP Option will use SPY as its reference asset. The LEAP Options will generally have a delta of 70 at the time of purchase. The LEAP Options portfolio holds 5% of its allocated Index market capitalization in June 70-delta call SPY LEAP Options and 5% in December 70-delta call SPY LEAP Options. Initially, and at each subsequent Index rebalance date, calls that are purchased should all have at least one year plus one day until expiration when available. Otherwise, the contract with the furthest expiration is purchased for the given month. The 70-delta rule only applies to initial purchases on the rebalance date. Should there not be a 70-delta option, the closest option above 70 will be utilized. On any given rebalance date, the non-traded tranche of options will not be trimmed/added to or rebalanced back to 70-delta calls.

The Index’s LEAP Options portfolio is reconstituted on the first trading day of June and December. At each June reconstitution, the Index liquidates its existing June LEAP Options and purchases June LEAP Options that expire the following June. The December LEAP Options positions will remain unchanged at each June reconstitution. At each December reconstitution, the Index liquidates its existing December LEAP Options and purchases December LEAP Options that expire the following December. The June LEAP Options positions will remain unchanged at each December reconstitution. Net gains or losses derived from the reconstitutions of the LEAP Options positions will be added to or subtracted from the treasury portfolio at each reconstitution. Share weights will be based on “ask” prices as of the close of trading on the first business day of the last month of each calendar half.

U.S. Treasury Securities Portfolio. The U.S. Treasury securities portfolio is composed of U.S. 2-, 3-, 5-, 7-, 10- and 30-Year Treasury securities that seeks to cumulatively provide a portfolio duration that matches the initial duration of the U.S. 10-Year Treasury Note. The Index separates the U.S. Treasury securities portfolio into two sleeves: the “Core Portfolio” and the “Trading Portfolio.”

The Core Portfolio is composed of U.S. 3-, 5-, 7-, 10- and 30-Year Treasury securities and is allocated 95% of the Index market capitalization apportioned to the U.S. Treasury securities portfolio. The Core Portfolio is rebalanced semi-annually in June and December in conjunction with the reconstitution of the LEAP Options positions. The Core Portfolio’s duration is set to match that of the U.S. 10-Year Treasury Note on the date of the semi-annual reconstitution. The U.S. 3-, 5-, 7-and 10-Year Treasury Notes are equally-weighted, and the weight of the U.S. 30-Year Treasury Bond is adjusted to either lengthen or shorten the Core Portfolio’s overall duration as indicated.

The Trading Portfolio is composed of U.S. 2-Year Treasury Notes and U.S. 30-Year Treasury Bonds and is allocated 5% of the Index market capitalization apportioned to the U.S. Treasury securities portfolio. The Trading Portfolio is rebalanced anytime the duration of the U.S. Treasury securities portion of the portfolio misaligns with the duration of the U.S. 10-Year Treasury Note by +/- 0.5 years. The rebalancing of the Trading Portfolio occurs on the day following the duration misalignment. The weights assigned to the U.S. 2-Year Treasury Notes and U.S. 30-Year Treasury Bonds are adjusted to lengthen or shorten the duration of the Trading Portfolio, which when combined with the Core Portfolio, results in the duration for the U.S. Treasury securities portfolio matching the duration of the U.S. 10-Year Treasury Note.

Fund Investments

U.S. TREASURY SECURITIES

U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury that are backed by the full faith and credit of the United States Government.

OPTIONS CONTRACTS

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. Many options are exchange-traded and are available to investors with set or defined contract terms.

The Fund’s investments in options contracts will primarily be long-term equity anticipation securities known as LEAP Options. LEAP Options are long-term exchange-traded call options that allow holders the opportunity to participate in the underlying securities’ appreciation in excess of a specified strike price without receiving payments equivalent to any cash dividends declared on the underlying securities. A holder of a LEAP Option will be entitled to receive a specified number of shares of the underlying stock upon payment of the exercise price, and therefore the LEAP Option will be exercisable at any time the price of the underlying stock is above the strike price. However, if at expiration the price of the underlying stock is at or below the strike price, the LEAP Option will expire and be worthless.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions. During such periods, the Fund may not be able to achieve its investment objective. For more information on eligible short-term investments, see the SAI.

Additional Information Regarding Fund Risks

The following provides additional information about certain of the principal risks identified under “Principal Risks of Investing in the Fund” in the Fund’s “Summary Information” section.

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objectives. Before you invest, you should consider the following risks in addition to the Principal Risks set forth above in this prospectus.

Active Market Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e. on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Below Net Asset Value Risk. The net asset value of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade below (discount), at or above (premium) their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Cash Transactions Risk. The Fund intends to effectuate creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an exchange-traded fund that effects its creations and redemption for in-kind securities. Because the Fund will effect redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. A sale of Shares may result in capital gains or losses and may also result in higher brokerage costs. Consequently, an investment in the Fund may be less tax-efficient than investments in other ETFs. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to purchasers and redeemers of Shares in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for other ETFs.

Cyber Security Risk. With the increased use of technologies such as the internet to conduct business, the Fund, AP, service providers and the Exchange are susceptible to operational, information security and related “cyber” risks both directly and through their service providers. Similar types of cyber security risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such portfolio companies to lose value. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber incidents include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of the systems of the Adviser, Sub-Advisers, distributor and other service providers (including, but not limited to, index providers, fund accountants, custodians, transfer agents and administrators), market makers, authorized participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in: financial losses, interference with the Fund’s ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyber attacks may render records of Fund assets and transactions, shareholder ownership of Shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Substantial costs may be incurred by a Fund in order to resolve or prevent cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified and that prevention and remediation efforts will not be successful. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund, issuers in which the Fund invests, the index providers, market makers or APs. The Fund and its shareholders could be negatively impacted as a result.

Derivatives Risk. The use of derivative instruments, such as options contracts, can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. These risks are heightened when the Fund’s portfolio manager uses derivatives to enhance the Fund’s return or as a substitute for a position or security, rather than to hedge (or offset) the risk of a position or security held by the Fund. The use of derivatives presents risks different from, and greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, management risk and liquidity risk. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives.

Fluctuation of Net Asset Value Risk. Shares of the Fund trade on the Exchange at prices at, above or below the Fund’s most recent NAV. The net asset value of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of Shares fluctuates continuously throughout trading hours based on both market supply of and demand for Shares and the underlying value of the Fund’s portfolio holdings or NAV. As a result, the trading prices of Shares may deviate significantly from NAV during periods of market volatility. Any of these factors, among others, may lead to Shares trading at a premium or discount to NAV. However, because Shares can be created and redeemed in creation units at NAV, the Adviser believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs). While the creation/redemption feature is designed to make it more likely that Shares normally will trade on its Exchange at prices close to the Fund’s next calculated NAV, Exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, APs, or other market participants, and during periods of significant market volatility, may result in trading prices for Shares that differ significantly from its NAV. APs may be less willing to create or redeem Shares if there is a lack of an active market for such Shares or underlying investments, which may contribute to Shares trading at a premium or discount to their NAV.

Income Risk. The income from debt securities could decline due to falling market interest rates. This is because, in a falling interest rate environment, the Fund generally will have to invest the proceeds from sales of their shares, as well as the proceeds from maturing portfolio securities, or portfolio securities that have been called, in lower-yielding securities.

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of their Index, as published by their Index Provider. There is no assurance that the Index Provider will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology.

Interest Rate Risk. As interest rates rise, the value of debt securities held by the Fund is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making their prices more volatile than those of securities with shorter durations. To the extent the Fund invests a substantial portion of its assets in debt securities with longer-term durations, rising interest rates may cause the value of the Fund’s investments to decline significantly. An increase in interest rates may lead to heightened volatility in the fixed-income markets and adversely affect the liquidity of certain fixed-income investments. In addition, decreases in fixed-income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed-income markets.

The historically low interest rate environment was created in part by the U.S. Board of Governors of the Federal Reserve System (the “Fed”) and certain foreign central banks keeping the federal funds and equivalent foreign rates at or near zero percent. The Fed recently raised its benchmark interest rate several times as the U.S. labor market strengthened and economic activity accelerated. The Fed indicated that it expects its accommodative monetary policy stance to support strong labor market conditions and a sustained return to target inflation, which increases the likelihood of rising interest rates in the future. Fed policy going forward is less clear given recent changes in Fed leadership.

Limitations of Intraday Indicative Value Risk. The Exchange intends to disseminate the approximate per share value of the Fund’s published basket of portfolio securities every 15 seconds. The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per Share because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the IIV and the market price of the Shares. The Fund, Adviser, Sub-Advisers, and their affiliates, are not involved in, or responsible for, any aspect of the calculation or dissemination of the Fund’s IIV, and the Fund, Adviser, Sub-Advisers, and their affiliates, do not make any warranty as to the accuracy of these calculations.

Liquidity Risk. In the event that trading in the underlying LEAP Options is limited or absent, the value of the Fund’s LEAP Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the LEAP Options. The trading in LEAP Options may be less deep and liquid than the market for certain other securities. In a less liquid market for the LEAP Options, terminating the LEAP Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In such a market, the liquidation of a large number of options may more significantly impact their price.

Loss Mitigation Risk. There is no guarantee that the strategy utilized by the Index will be successful in its attempt to mitigate against significant losses. Although, the Fund invests approximately 90% of its net assets in U.S. Treasury securities, in the event that a rise in interest rates coincides with a decline in the U.S. equities market, the Fund may experience losses in excess of 10%.

Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Overall security values could decline generally or could underperform other investments.

New Fund Risk. The Fund currently has fewer assets than larger funds, and like other relatively new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Also, during the initial invest-up period, the Fund may depart from its principal investment strategies and invest a larger amount or all of its assets in cash equivalents, or it may hold cash.

Non-Correlation Risk. The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Index, and may incur costs in buying and selling securities, especially when rebalancing the Fund’s portfolio holdings to reflect changes in the composition of the Index. In addition, the Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index.

Non-Diversification Risk. Because the Fund is non-diversified and can invest a greater portion of its assets in securities of individual issuers than a diversified fund, changes in the market value of a single investment could cause greater fluctuations in Share price than would occur in a diversified fund. This may increase the Fund’s volatility and cause the performance of a relatively small number of issuers to have a greater impact on the Fund’s performance.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund, Adviser and Sub-Advisers seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Options Risk. Investing in options, including LEAP Options, and other instruments with option-type elements may increase the volatility and/or transaction expenses of the Fund. An option may expire without value, resulting in a loss of the Fund’s initial investment and may be less liquid and more volatile than an investment in the underlying securities. The Fund’s ability to close out its position as a purchaser of a call option is dependent, in part, upon the liquidity of the options market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund may also purchase over-the-counter call options, which involves risks different from, and possibly greater than, the risks associated with exchange-listed call options. In some instances, over-the-counter call options may expose the Fund to the risk that a counterparty may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

Passive Investment Risk. The Fund is not actively managed. The Fund invests in securities included in or representative of its Index regardless of their investment merit. The Fund generally will not attempt to take defensive positions in declining markets.

Tax Risk. Gains or losses on options contracts not qualifying as “Section 1256 contracts” under the Code would be realized upon disposition, lapse or settlement of the positions, and, often, would be treated as short-term gains or losses. If positions held by the Fund were treated as “straddles” for federal income tax purposes, dividends on such positions would not constitute qualified dividend income subject to favorable income tax treatment. Gains or losses on positions in a straddle are subject to special (and generally disadvantageous) tax rules.

Trading Issues Risk. Although the shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders.

U.S. Treasury Securities Risk. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline. On August 5, 2011, S&P Global Ratings downgraded U.S. Treasury securities from AAA rating to AA+ rating. A further downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and have a substantial negative effect on the U.S. economy. A downgrade of U.S. Treasury securities from another ratings agency or a further downgrade below AA+ rating by S&P Global Ratings may cause the value of the Fund’s U.S. Treasury securities to decline.

ADDITIONAL RISKS OF INVESTING IN THE FUND

The following section provides additional risk information regarding investing in the Fund.

Inflation Risk. Inflation may reduce the intrinsic value of increases in the value of the Fund. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund’s assets can decline as can the value of the Fund’s distributions.

Legislation and Litigation Risk. Legislation or litigation that affects the value of securities held by the Fund may reduce the value of the Fund. From time to time, various legislative initiatives are proposed that may have a negative impact on certain securities in which the Fund invests. In addition, litigation regarding any of the securities owned by the Fund may negatively impact the value of the Shares. Such legislation or litigation may cause the Fund to lose value or may result in higher portfolio turnover if the Adviser determines to sell such a holding.

Market Making Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Shares are trading on the Exchange which could result in a decrease in value of the Shares. Only APs (as described in “Purchase and Sale of Shares”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as APs. To the extent these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund, and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund’s NAV and possibly face de-listing.

Security Issuer Risk. Issuer-specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.amplifyetfs.com.

Management of the Fund

FUND ORGANIZATION

The Fund is a series of the Trust, an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is treated as a separate fund with its own investment objective and policies. The Trust is organized as a Massachusetts business trust. Its Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Advisers, custodian and fund administrative and accounting agent.

Amplify Investments LLC, the Fund’s investment adviser, is a registered investment adviser with its offices at 310 South Hale Street, Wheaton, Illinois 60187.

ARGI Investment Services, LLC, 2110 High Wickam Place, Louisville, Kentucky 40245, and CSAT Investment Advisory, L.P., d/b/a Exponential ETF, 625 Avis Drive, Ann Arbor, Michigan 48108, serve as investment sub-advisers to the Fund. ARGI is a subsidiary of ARGI Financial Group, LLC.

Amplify Investments has overall responsibility for overseeing the investment of the Fund’s assets, managing the Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services for the Trust. Exponential has overall responsibility for selecting and continuously monitoring the Fund’s investments.

Dan Cupkovic, Indu Chhachhi, Matt Westfall and Charles A. Ragauss serve as portfolio managers to the Fund.

Dan Cupkovic, CFP. Mr. Cupkovic serves as Director of Investment at ARGI. He joined ARGI in 2008. Mr. Cupkovic is a member of the ARGI Investment Committee, which actively oversees the ARGI managed investment strategies. In addition to his investment role, Mr. Cupkovic works as a lead advisor for institutional accounts and high net worth clientele.

Indu Chhachhi. Dr. Chhachhi serves as Investment Committee Member and Research at ARGI. Dr. Chhachhi joined ARGI in 2006 as a Financial Planner. Dr. Chhachhi has a doctorate in finance from Southern Illinois University and has been teaching finance at the university level since 1990. He served as the Chair of the Finance Department at Western Kentucky University from 1999 – 2007 and returned to this position in 2017. Currently, he is the Professor of Finance at WKU. He also serves as the Director of the Tennessee Valley Authority’s Investment Challenge Program.

Matt Westfall, CFA. Mr. Westfall serves a Portfolio Manager at ARGI. He joined ARGI in 2010. He has a B.S./B.A. in Finance and Marketing from Ohio State University and earned his Chartered Financial Analyst® designation from the CFA Institute. Mr. Westfall has previous experience in investment banking developing research.

Charles A. Ragauss, CFA. Mr. Ragauss currently serves as Managing Director at Exponential ETFs. Prior to joining the firm, Mr. Ragauss was Assistant Vice President at Huntington National Bank, where he was Product Manager for the Huntington Funds and Huntington Strategy Shares ETFs, a combined fund complex of almost $4 billion in assets under management. At Huntington, he led ETF development, bringing to market some of the first actively managed ETFs. Concurrent to his role at Huntington, Ragauss served as a member of the Investment Company Institute’s ETF Advisory Committee from 2013 to 2016. Mr. Ragauss attended Grand Valley State University where he received his Bachelor of Business Administration in Finance and International Business, as well as a minor in French. He holds the CFA designation.

The Fund’s SAI provides additional information about the compensation structure for the portfolio manager, other accounts that the portfolio manager manages and the ownership of Shares by the portfolio manager.

Pursuant to an investment advisory agreement, the Fund pays the Adviser an annual management fee equal to 0.49% of its average daily net assets. The Adviser’s management fee is designed to pay the Fund’s expenses and to compensate the Adviser for providing services to the Fund. Out of the management fee, the Adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees, except for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement, each Sub-Adviser receives a sub-advisory based upon the Fund’s average daily net assets. The Fund does not directly pay the Sub-Advisers. The Adviser is responsible for paying the entire amount of each Sub-Adviser’s fee for the Fund.

A discussion regarding the basis for the Board’s approval of the Trust’s investment advisory agreement and the sub-advisory agreement on behalf of the Fund will be available in the Fund’s Annual Report to shareholders for the fiscal period ended October 31.

Manager of Managers Structure. The Fund and the Adviser have received an exemptive order from the SEC to operate under a manager of managers structure that permits the Adviser, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (the “Manager of Managers Structure”). Under the Manager of Managers Structure, the Adviser has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-adviser(s) and recommending to the Board the hiring, termination, or replacement of any such sub-adviser(s)—including ARGI and Exponential, in their capacity as a Sub-Adviser. The exemptive order does not apply to any sub-adviser that is affiliated with the Fund or the Adviser.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to sub-advisers or sub-advisory agreements. The Manager of Managers Structure does not permit an increase in the overall management and advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to sub-advisers or sub-advisory agreements within 90 days of the changes.

How to Buy and Sell Shares

The Fund issues or redeems its Shares at NAV per Share only in Creation Units.

Most investors will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. The Shares trade under the symbol “SWAN.”

Share prices are reported in dollars and cents per Share.

For purposes of the 1940 Act, the Fund is treated as a registered investment company, and the acquisition of Shares by other registered investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act. The Trust, on behalf of the Fund, has received an exemptive order from the SEC that permits certain registered investment companies to invest in the Fund beyond the limits set forth in Section 12(d)(1), subject to certain terms and conditions, including that any such investment companies enter into an agreement with the Fund regarding the terms of any investment.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units or Creation Unit Aggregations, and in accordance with the procedures described in the SAI.

The Fund may liquidate and terminate at any time without shareholder approval.

BOOK ENTRY

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

FUND SHARE TRADING PRICES

The trading prices of Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities accepted by the Fund in exchange for Shares and an estimated cash component, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. In-kind purchases and redemptions of Creation Units by APs and cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in increased tracking error, disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that the Adviser has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders quarterly.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

TAXES

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

TAXES ON DISTRIBUTIONS

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce basis, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the highest tax bracket. Some capital gains dividends may be taxed at a maximum stated tax rate of 25%. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. Distributions with respect to Shares in REITs are qualifying dividends only in limited circumstances. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

TREATMENT OF LEAP OPTIONS

The Fund may be required to mark some of its investments to market on an annual basis. The LEAP Options included in the portfolio are exchange-traded options. Under the Code, certain types of options are required to be treated as if they were sold at the end of each year. Such treatment would cause the Fund to have taxable income without receiving cash. In order to maintain its RIC qualification, the Fund must distribute at least 90% of its income annually. Depending upon the circumstances, some assets may need to be sold to fund the required distributions. This process of recognizing deemed income and selling assets to fund distributions may accelerate the time at which shareholders receive cash but may reduce the overall return on funds employed.

TAXES ON EXCHANGE-LISTED SHARE SALES

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Distribution Plan

Quasar Distributors LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

The Board has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year to reimburse the Distributor for amounts expended to finance activities primarily intended to result in the sale of Creation Units or the provision of investor services. The Distributor may also use this amount to compensate securities dealers or other persons that are APs for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services.

The Fund does not and has no current intention of paying 12b-1 fees. However, in the event 12b-1 fees are charged in the future, because these fees are paid out of the Fund’s assets, over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

Net Asset Value

The Fund’s net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated for the Fund by taking the market price of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent, is the net asset value per Share. All valuations are subject to review by the Trust’s Board or its delegate.

The Fund’s investments are valued daily in accordance with valuation procedures adopted by the Board, and in accordance with provisions of the 1940 Act. Certain securities in which the Fund may invest are not listed on any securities exchange or board of trade. Such securities are typically bought and sold by institutional investors in individually negotiated private transactions that function in many respects like an over the counter secondary market, although typically no formal market makers exist. Certain securities, particularly debt securities, have few or no trades, or trade infrequently, and information regarding a specific security may not be widely available or may be incomplete. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Because there is less reliable, objective data available, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Typically, debt securities are valued using information provided by a third-party pricing service. The third-party pricing service primarily uses broker quotes to value the securities.

The Fund’s investments will be valued daily at market value or, in the absence of market value with respect to any investment, at fair value in accordance with valuation procedures adopted by the Board and in accordance with the 1940 Act. Market value prices represent last sale or official closing prices from a national or foreign exchange (i.e., a regulated market) and are primarily obtained from third-party pricing services.

Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board or its delegate at fair value. The use of fair value pricing by the Fund is governed by valuation procedures adopted by the Board and in accordance with the provisions of the 1940 Act. These securities generally include, but are not limited to, certain restricted securities (securities which may not be publicly sold without registration under the Securities Act of 1933, as amended (the “Securities Act”)) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; a security whose market price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of the Fund’s net asset value or make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security’s “fair value.” As a general principle, the current “fair value” of a security would appear to be the amount which the owner might reasonably expect to receive for the security upon its current sale. The use of fair value prices by the Fund generally results in the prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. Valuing the Fund’s securities using fair value pricing will result in using prices for those securities that may differ from current market valuations. See the Fund’s SAI for details.

Even when market quotations are available for portfolio securities, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer-specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the Exchange and when the Fund calculates its NAV. Events that may cause the last market quotation to be unreliable include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where market quotations are not readily available, including where the Adviser determines that the closing price of the security is unreliable, the Adviser will value the security at fair value in good faith using procedures approved by the Board. Fair value pricing involves subjective judgments and it is possible that a fair value determination for a security is materially different than the value that could be realized upon the sale of the security. In addition, fair value pricing could result in a difference between the prices used to calculate the Fund’s NAV and the prices used by the Fund’s Index. This may adversely affect the Fund’s ability to track the Index.

Index Information

The S-Network BlackSwan Core Total Return Index is a trademark of the Index Provider and has been licensed for use for certain purposes by the Adviser. The Index Provider is not affiliated with the Trust, the Adviser, either Sub-Adviser or the Distributor. The Fund is entitled to use the Index pursuant to a sub-licensing agreement with the Adviser.

The Adviser has entered into a license agreement with the Index Provider pursuant to which the Adviser pays a fee to use the Index and the marketing names and licensed trademarks of S-Network (the “Index Trademarks”). The Adviser is sub-licensing rights to the Index to the Fund. Additionally, S-Network serves as calculation agent for the Index (the “Calculation Agent”).

No entity that creates, compiles, sponsors or maintains the Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Sub-Advisers, the Distributor or a promoter of the Fund.

Neither the Adviser nor any affiliate of the Adviser has any rights to influence the selection of the securities in the Index.

Disclaimers

The Fund is not sponsored, endorsed, sold or promoted by S-Network or “Licensor.” S-Network makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of trading in the Fund. S-Network’s only relationship to Amplify Investments LLC (“Licensee”) is the licensing of certain trademarks and trade names of S-Network and of the S-Network BlackSwan Core Total Return Index which is determined and composed by S-Network without regard to Licensee or the Fund. Licensor has no obligation to take the needs of Licensee or the owners of the Fund into consideration in determining or composing S-Network BlackSwan Core Total Return Index. S-Network is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Fund to be listed or in the determination or calculation of the equation by which the Fund is to be converted into cash. S-Network has no obligation or liability in connection with the administration, marketing or trading of the Fund.

S-NETWORK MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUND OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S-NETWORK BLACKSWAN CORE INDEX OR ANY DATA INCLUDED THEREIN. S-NETWORK MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S-NETWORK BLACKSWAN CORE INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL S-NETWORK HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S-NETWORK AND LICENSEE.

Fund Service Providers

U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the administrator, custodian and fund accounting and transfer agent for the Fund.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Premium/Discount Information

The market prices of the Shares generally will fluctuate in accordance with changes in NAV, as well as the relative supply of and demand for Shares on the Exchange. The Adviser cannot predict whether the Shares will trade below, at or above their NAV. The approximate value of the Shares, which is an amount representing on a per share basis the sum of the current market price of the securities (and an estimated cash component) accepted by the Fund in exchange for Shares, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved with, or responsible for, the calculation or dissemination of the approximate value, and the Fund does not make any warranty as to its accuracy.

Information regarding how often the Shares traded on the Exchange at a price above (at a premium) or below (at a discount) the NAV of the Fund during the past four calendar quarters, when available, will be found at www.amplifyetfs.com.

Other Information

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such investment companies enter into an agreement with the Trust on behalf of the Fund prior to exceeding the limits imposed by Section 12(d)(1).

DELIVERY OF SHAREHOLDER DOCUMENTS—HOUSEHOLDING

Householding is an option available to certain investors of the Fund. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Householding for the Fund is available through certain broker-dealers. If you are interested in enrolling in householding and receiving a single copy of the prospectus and other shareholder documents, please contact your broker-dealer. If you currently are enrolled in householding and wish to change your householding status, please contact your broker-dealer.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Contents

Summary Information	2
Additional Information About the Fund’s Strategies and Risks	11
Fund Investments	12
Additional Information Regarding Fund Risks	13
Portfolio Holdings	19
Management of the Fund	19
How to Buy and Sell Shares	21
Dividends, Distributions and Taxes	23
Distribution Plan	25
Net Asset Value	26
Index Information	27
Disclaimers	28
Fund Service Providers	28
Financial Highlights	28
Premium/Discount Information	29
Other Information	29

For More Information

For more detailed information on the Trust, Fund and Shares, you may request a copy of the Fund’s SAI. The SAI provides detailed information about the Fund and is incorporated by reference into this prospectus. This means that the SAI legally is a part of this prospectus. Additional information about the Fund’s investments also will be available in the Fund’s Annual and Semi-Annual Reports to Shareholders, when available. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the last fiscal year. If you have questions about the Fund or Shares or you wish to obtain the SAI, Annual Report and/or Semi-Annual Report, when available, free of charge, or to make shareholder inquiries, please:

Call:	Amplify ETF Trust at 1-855-267-3837
Monday through Friday
8:00 a.m. to 5:00 p.m. Central Time

Write:	Amplify ETF Trust c/o Amplify Investments LLC
310 South Hale Street
Wheaton, Illinois 60187

Visit:	www.amplifyetfs.com

Information about the Fund (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room, 100 F Street NE, Washington, D.C. 20549, and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

No person is authorized to give any information or to make any representations about the Fund or the Shares not contained in this prospectus, and you should not rely on any other information. Read and keep this prospectus for future reference.

Dealers effecting transactions in the Shares, whether or not participating in this distribution, generally are required to deliver a prospectus. This is in addition to any obligation of dealers to deliver a prospectus when acting as underwriters.

The Trust’s registration number under the 1940 Act is 811-23108.

PROSPECTUS ETF	Amplify BlackSwan Growth & Treasury Core ETF

Dated ______, 2018

Amplify ETF Trust 310 South Hale Street Wheaton, Illinois 60187	Phone: 1-855-267-3837 E-mail: info@amplifyetfs.com